GLOBAL BLUE RELEASES THE MONTHLY TAX FREE SHOPPING BUSINESS UPDATE FOR NOVEMBER 2022 Signy, Switzerland, December 12, 2022 New data from Global Blue shows that the dynamic recovery for Tax Free Shopping is accelerating across Asia Pacific, while remaining solidly anchored at 2019 levels in Continental Europe. In Continental Europe, issued Sales in Store like-for-like has a continued recovery of 102%1 in November vs. the same period in 2019. US nationals and Gulf Corporation Council citizens continue to lead this recovery. In Asia Pacific, the dynamic recovery propelled, reaching 81%1 in November vs. the same period in 2019. The removal of all sanitary measures in Japan and South Korea in October are driving this development. In Japan, issued Sales in Store is now nearly back to 2019 levels. Recovery in Continental Europe remains solidly anchored In Continental Europe, recovery continues to stay strong at 2019 levels. It reached 102%1 in November 2022 vs. 2019. Within reopened travel corridors2, the recovery reached 143%1. With regards to origin markets, Global Blue data shows a stable recovery across most nationalities. Despite a recent change in the FX dynamic, recovery for US nationals remains significantly ahead of 2019 levels at 248%1 vs. the same period in 2019. For Gulf Corporation Council citizens, recovery remains equally strong at 244%1 vs. the same period in 2019. Hong Kong and Taiwanese shopper recovery continues to strengthen, reaching a new high of 83%1 vs. the same period in 2019. This development follows the loosening of quarantine restrictions for return travelers. In terms of destination markets, the recovery dynamic continues to differ strongly across different European destinations. The recovery was predominantly led by Portugal at 163%1, France at 123%1, Switzerland at 128%1, Greece at 119%1, and Spain at 103%1. 1Recovery rate is equal to 2022 Issued Sales in Store divided by 2019 Issued Sales in Store, like-for-like (i.e.: at constant merchant scope and exchange rates). 2Open corridor is defined as a travel line between 2 countries, where there is no more sanitary or visa restrictions to go in the destination country and to come back in the origin country.

Recovery in Asia Pacific continues to accelerate

In Asia Pacific, the recent abolition of sanitary measures in Japan and South Korea has propelled the dynamic recovery with November reaching 81%[1] vs. the same period in 2019. Within reopened travel corridors[3], the recovery reached 137%[1].

In terms of **origin markets,** Hong Kong and Taiwan nationals are leading the recovery with at 353%[1] in November vs. the same period in 2019. Followed by North East Asia nationals at 182%[1] and South East Asia nationals at 114%[1]. This development for Asian shopper nationalities is thanks to the reopening of all corridors (except for mainland China).

Regarding **destination markets**, Japan is leading the recovery with 93%[1]. Excluding China, Japan's recovery would have gone far beyond 2019 levels with a recovery of 272[1]%. The removal of all sanitary levels is fueling this recovery.

After Japan, recovery was closely followed by South Korea at 71%[1] and Singapore at 69%[1].

APPENDIX

Glossary

- Gulf Cooperation Council countries include: Kuwait, Qatar, Saudi Arabia, United Arab Emirates, Bahrain, Oman
- South East Asia include: Indonesia, Thailand, Cambodia, Philippines, Vietnam, Malaysia, Singapore
- North East Asia include: Japan, Korea

YTD Data

Issued SIS L/L recovery[2] (in % of 2019)	November 2022	Q3 2022	July 2022	Q2 2022	Q1 2022
Continental Europe	102%	101%	95%	75%	53%
Asia Pacific	81%	51%	52%	39%	16%
TOTAL	96%	89%	85%	65%	40%

MEDIA CONTACTS

Virginie Alem - SVP Marketing & Communications
Mail: valem@globalblue.com

INVESTOR RELATIONS CONTACTS

Frances Gibbons - Head of Investor Relations
Mob: +44 (0)7815 034 212
Mail: fgibbons@globalblue.com

ABOUT GLOBAL BLUE

Global Blue pioneered the concept of Tax Free Shopping 40 years ago. Through continuous innovation, we have become the leading strategic technology and payments partner, empowering retailers to improve their performance and shoppers to enhance their experience.

Global Blue offers innovative solutions in three different fields:

- **Tax Free Shopping:** Helping retailers at over 300,000 points of sale to efficiently manage 35 million Tax Free Shopping transactions a year, thanks to its fully integrated in-house technology platform. Meanwhile, its industry-leading digital Tax Free shopper solutions create a better, more seamless customer experience.

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[3]*Recovery rate is equal to 2022 Issued Sales in Store divided by 2019 Issued Sales in Store, like-for-like (i.e.: at constant merchant scope and exchange rates)*

- **Payment services:** Providing a full suite of foreign exchange and Payment technology solutions that allow acquirers, hotels, and retailers to offer value-added services and improve the customer experience during 31 million payment transactions a year at 130,000 points of interaction.
- **Complementary RetailTech:** Offering new technology solutions to retailers, including digital receipts and eCommerce returns, that can be easily integrated with their core systems and allow them to optimize and digitalize their processes throughout the omni-channel customer journey, both in-store and online.

In addition, our **data and advisory services** offer a strategic advisory to help retailers identify opportunities for growth, while our **shopper experience and engagement solutions** provide data-driven solutions to **increase footfall, convert footfall to revenue** and **enhance performance.**

For more information, visit http://www.globalblue.com/corporate/

Global Blue Monthly Speaker Notes Data, September 2022, Source: Global Blue